10222 Barnes Canyon Road, Bldg. 2, San Diego, California 92121	(858) 450-6464	www.crinetics.com

January 19, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Ibolya Ignat

Angela Connell

Re:	Crinetics Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 30, 2022

File No. 001-38583

To the addressees set forth above:

This letter sets forth the response of Crinetics Pharmaceuticals, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 20, 2022 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on March 30, 2022.

For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation expense, page 72

1.

You state that you establish the volatility rate used to determine the fair value of your equity awards based on the historical volatility of a group of similar companies in the biotechnology industry that are publicly traded. As the company has been a public company since 2018, please tell us why you believe this methodology is appropriate. In this regard, tell us what your estimated expected volatility would have been for each year presented if you only considered the company’s expected and historical volatility rates and not the volatility rates of your peers. Further, explain why you did not use these company only rates in estimating the fair value of your stock options for those respective periods, and tell us when you no longer intend to consider the volatility rates of publicly traded peers in this estimate. We refer you to ASC718-10-55-37, and question 6 in SAB Topic 14.D.1. Lastly, please explain why the volatility used to estimate your stock option awards in 2021, 86%, is different from the volatility used for your ESPP volatility estimate, 91%. Direct us to disclosure included in your quarterly report for the period ended September 30, 2022 where the assumptions used to determine the fair value of your ESPP awards is discussed.

Securities and Exchange Commission

January 19, 2023

Response:

The Company respectfully acknowledges the Staff’s comment. The Company uses the Black-Scholes-Merton option-pricing model to calculate the fair value of stock options granted. Inputs into this option-pricing model include the exercise price of the option, the expected term of the option, the current price of the underlying share, the expected volatility of the price of the underlying share, the expected dividends on the underlying share, and the risk-free interest rate for the expected term of the option. The Company generally begins its estimation of the expected volatility rate by analyzing historical realized volatility. ASC 718-10-55-37(a) indicates that historical realized volatility should be measured over a period commensurate with the expected term of the option. While the Company’s shares have been publicly traded since July 2018, the length of time its shares have been publicly traded is shorter than the expected term of its options. To compensate for the limitation in Company-specific historical data, the Company has historically used the volatilities of life sciences companies with profiles similar to the Company, its peer group, in its calculation as it believes this best represents the expected volatilities over the expected term.

Use of the volatility of similar entities by newly public entities is permitted by ASC 718-10-55-37(c). Additionally, in SAB Topic 14.D.1, the Staff stated that it would not object to a public entity basing its estimate of expected volatility on the volatility of similar entities for those periods for which it does not have sufficient information available. The Company acknowledges that the Staff believes that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected term, as applicable, from the volatility calculated from this past information. However, the Company believes that its historical volatility since becoming a public company may not be indicative of its future volatility over the expected term since the shorter time horizon may not properly capture volatility that may be expected to occur over a longer period as a result of achievement (or lack thereof) of development or other milestones, common to the life sciences and pharmaceutical industries, and therefore the Company utilized peer group data commensurate with its expected term. Per the requirements of SAB Topic 14.D.1, from period to period, the Company has consistently applied this approach and will continue to do so until such time it has enough historical data or believes the volatility of its own market-traded shares best represent expected volatility. The Company believes its current process is consistent with ASC 718-10-55-38, which requires entities to consider adjustments to the historical volatility amounts where appropriate to derive expected volatility. The Company will continue to evaluate its historical volatility and whether circumstances indicate that the new or different information would be useful to estimate its expected volatility.

The weighted average volatility of the Company’s peer group over the expected term of the stock options granted by the Company was approximately 86% and 78% for the years ended December 2021 and 2020, respectively, and the Company’s historical weighted average volatility of stock options for the same periods was approximately 68% and 63%, respectively. Given that the Company’s shares have been publicly traded since July 2018, the Company’s historical volatility rates for 2019 would have been based off less than two years of historical data and therefore have not been provided. The resulting impact of using the Company’s historical volatility rate rather than the volatility rate of the Company’s peer group would have been less than 1% of the Company’s total operating expenses for each of the years ended December 31, 2021 and 2020, respectively, and therefore considered insignificant.

Volatilities used to estimate the value of stock option awards in 2021 differ from those used to value ESPP awards due to the difference in the expected terms of these awards. The Company’s ESPP expense for the nine-month period ended September 30, 2022, represented an immaterial amount of the total stock-based compensation expense and therefore the Company did not deem it necessary to disclose the inputs for the valuation of such awards. The Company will include such inputs in future annual and quarterly reports to be filed with the Commission.

Equity Method Investment, page 72

2.

Please provide us with a detailed analysis supporting your conclusion that Radionetics does not have sufficient equity at risk to finance its activities without additional subordinated financial support and therefore meets the definition of a variable interest entity (VIE). Address the following in your response:

•	Explain how you determined that Radionetics would not be able to obtain other non-subordinated sources of financing, if necessary.

Securities and Exchange Commission

January 19, 2023

•

Address your considerations of both quantitative and qualitative factors, to the extent considered in determining the sufficiency of equity at risk, using the guidance in ASC 810-10-25-45 through 810-10-25-47.

•

Ensure that your analysis focuses on whether Radionetics was structured, by design, not to have sufficient equity at risk. In this regard, ASC 810-10-15-14 states that the phrase “by design” refers to legal entities that meet the conditions in this paragraph because of the way they are structured.

•

ASC 810-10-25-47 states that the design of the legal entity and the apparent intentions of the parties that created the legal entity are important qualitative considerations. Clarify for us whether the formation of Radionetics was essentially the spin-off of your nonpeptide platform into a separate entity funded with $30 million in private financing provided by 5AM Ventures and Frazier Healthcare Partners and how this factored into your analysis.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company considered the consolidation guidance in ASC 810-10-15-14 related to variable interest entities (“VIE”) and determined that Radionetics is a VIE.

ASC 810-10-15-14 states, “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a VIE does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.)

a.

The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1.	Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights

2.	Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs

3.

Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

4.

Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 810-10-25-45 through 25-47 discuss the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support …”

The design and purpose of Radionetics’ formation was to develop and commercialize existing technology owned by Crinetics through a world-wide license to Radionetics. While 5AM Ventures (“5AM”) and Frazier Healthcare Partners (“Frazier”) formed Radionetics in September 2021 prior to completing the license arrangement with Crinetics on October 15, 2021, Crinetics actively participated in discussions about the structure and corporate governance throughout 2021 with 5AM and Frazier, including establishing how the board of directors, joint development committee, and joint patent committee would be determined and maintained. The formation of Radionetics was, by design, to separate the technology comprised of a pipeline of novel, targeted nonpeptide radiotherapeutics for the treatment of a broad range of oncology indications that Crinetics was not actively developing, thus allowing for specific funding to advance these technologies. As a development stage entity, by design, Radionetics has multiple phases that include the development of a pipeline of oncology indications (“phase 1”) and commercialization (“phase 2”). The Company evaluated the sufficiency of Radionetics’ equity at risk related to phase 1.

Securities and Exchange Commission

January 19, 2023

ASC 810-10-25-45 through 25-47 Assessment

“25-45 An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including, but not limited to, the qualitative assessments described in (a) and (b), will in some cases be conclusive in determining that the legal entity’s equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the legal entity’s equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by (c) shall be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.”

“a.	The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.”

Radionetics has demonstrated that it cannot finance its activities without subordinated financial support since Radionetics’ financing has been in the form of subordinated debt (i.e., convertible notes). The license and related technology acquired from Crinetics through the License Agreement will require substantial additional investment in research and development, including clinical trials, in order to bring Radionetics’ planned products to market. If successful, multiple rounds of funding will be required to progress a single drug candidate through clinical trials, let alone a pipeline of drug candidates. Given that Radionetics’ intellectual property is still in its infancy, the Company does not believe Radionetics’ intangible assets could be used as collateral for an unsubordinated loan. Furthermore, the Company believes that Radionetics’ shareholders would likely need to guarantee any third-party debt. Therefore, it is the Company’s judgment that Radionetics has not demonstrated that it can finance its activities without additional subordinated financial support.

“b.

The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.”

Given the nature of Radionetics’ business is aimed to develop a pipeline of nonpeptide radiopharmaceuticals for the treatment of a broad range of oncology indications, the nature of its assets, geographical areas, capital structure and operations are similar to those other life science startups which often do not have sufficient equity to finance its activities without additional subordinated financial support. Radionetics will likely require multiple rounds of equity financing to progress a single drug candidate through clinical trials, let alone a pipeline of drug candidates. The Company estimates that advancing these technologies will require funding significantly in excess of the amount of the initial investment.

“c.	The amount of equity invested in the legal entity exceeds the estimate of the legal entity’s expected losses based on reasonable quantitative evidence.”

Since Radionetics was designed with insufficient equity at risk, as noted in our discussion of criteria (a) and (b) above, the Company did not perform a quantitative analysis to compare equity at risk to expected losses.

Securities and Exchange Commission

January 19, 2023

“25-46 Some legal entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the legal entities’ assets or liabilities. The presumption in the preceding paragraph does not relieve a reporting entity of its responsibility to determine whether a particular legal entity with which the reporting entity is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.”

Radionetics aims to develop a pipeline of novel, targeted, nonpeptide radiopharmaceuticals for the treatment of a broad range of oncology indications. While these assets do not have significant exposure to risks that are not reflected in Radionetics’ assets or liabilities, they require substantial additional investment to develop and may not be viable assets, consistent with other biopharmaceutical entities. The substantial additional investments required for the development of a pipeline of drugs and commercialization will require funding significantly in excess of the amount of the initial investment. Since Radionetics has minimal equity at risk, the Company concluded Radionetics does not have sufficient equity to fund its operations as designed.

“25-47 The design of the legal entity (for example, its capital structure) and the apparent intentions of the parties that created the legal entity are important qualitative considerations, as are ratings of its outstanding debt (if any), the interest rates, and other terms of its financing arrangements. Often, no single factor will be conclusive and the determination will be based on the preponderance of evidence. For example, if a legal entity does not have a limited life and tightly constrained activities, if there are no unusual arrangements that appear designed to provide subordinated financial support, if its equity interests do not appear designed to require other subordinated financial support, and if the entity has been able to obtain commercial financing arrangements on customary terms, the equity would be expected to be sufficient. In contrast, if a legal entity has a very small equity investment relative to other entities with similar activities and has outstanding subordinated debt that obviously is effectively a replacement for an additional equity investment, the equity would not be expected to be sufficient.”

As described above, Radionetics was designed to develop a pipeline of early-stage intellectual property drug candidates and has minimal equity at risk relative to expected losses. Radionetics does not expect to be able to obtain unsubordinated debt based on the infancy of its technology. The convertible note holders (5AM and Frazier) do not expect to have their capital repaid since Radionetics is not expected to be able to generate income or positive cash flows over the term of the convertible notes, so the convertible notes were effectively a replacement for equity investment. Due to uncertainty of Radionetics’ ability to obtain future financing, initial capital was in the form of subordinated debt. As these instruments are legal forms of debt, they do not qualify as equity at risk. By design, Radionetics will require additional equity funding to advance its technologies.

Based on the considerations above, the Company concluded Radionetics did not have sufficient equity at risk and is a variable interest entity.

Results of Operations

Research and development expenses, page 75

3.

We note the significant increase in your research and development expenses in fiscal 2021 and that you have multiple programs/products in varying stages of development and clinical testing, and note that you expect your research and development expenses to increase. Please confirm that you will revise future filings to provide more details about your research and development expenses for each period presented, including but not limited to by product/program, internal versus external, as well as by the nature of the expenses. For example, in discussing the specific reasons for significant changes in research and development expenses, quantify the change by each product candidate for which significant investments were made during the periods. Refer to Item 303(b) of Regulation S-K. To the extent that you do not track expenses by product candidate, please disclose as such.

Response:

The Company respectfully acknowledges the Staff’s comment and agrees that the Company will provide more details about its research and development expenses in future filings with the Commission, including by product/program, internal versus external, and will provide the nature of the expenses, all in the manner noted in the Staff’s comment.

Securities and Exchange Commission

January 19, 2023

Exhibits

4.	Please explain to us your consideration of Item 601(b)(10) of Regulation S-K in determining whether to file as an exhibit the Collaboration and License Agreement with Radionetics.

Response:

The Company respectfully advises the Staff that it does not believe its Collaboration and License Agreement (the “Agreement”) with Radionetics is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.

Background

Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contract Not Made Outside of the Ordinary Course of Business

The Company advises the Staff that the Agreement was not entered into outside the ordinary course of business. As described in the Company’s Form 10-K for the fiscal year ended December 31, 2021, the Company is a clinical-stage pharmaceutical company focused on the discovery, development and commercialization of novel therapeutics for rare endocrine diseases and endocrine-related tumors. As such and because the Agreement is a license of intellectual property rights relating to certain of the Company’s early-stage assets in its portfolio of novel therapeutics and the related development of such assets, the Company believes that the Agreement is of a type that ordinarily accompanies its business. Accordingly, the Company respectfully advises the Staff that it does not consider the Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.

The Company’s Business is not Substantially Dependent on either Agreement

Furthermore, the Company advises the Staff that the Agreement does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company respectfully advises the Staff that it is not substantially dependent on the Agreements for the following reasons.

The Agreement is not required for the conduct of the Company’s core business. The Agreement related to the Company’s radiotherapeutics technology platform and associated intellectual property for use in developing radiotherapeutics and related radio-imaging agents, which are not related to any of the Company’s product candidates that the Company expects will represent the near-term value creation drivers. The Agreement does not involve a license to, or an encumbrance on, the Company’s intellectual property supporting its near-term planned product development efforts. In addition, the

Securities and Exchange Commission

January 19, 2023

value of the upfront noncash considerations the Company received in connection with the Agreement, consisting of common shares of, and a warrant to purchase common shares of, Radionetics, was $1.1 million, which the Company believes to be immaterial. Whether or not the radiotherapeutics and related radio-imaging agents ever advance to preclinical studies, early-stage clinical trials, late-stage clinical trials, regulatory approval or commercialization, and therefore whether any payments will be made to the Company under the Agreement, including in connection with the achievement of specified milestones, is uncertain. As such, the Company does not expect to generate any material revenue from the Agreement in the near-term, or potentially at all.

Accordingly, the Company does not consider the Agreement to be a contract on which its business is substantially dependent or depends on to a material extent.

Description of Agreement Included Notwithstanding Item 601(b)(10) Test

The Company advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the Agreement would benefit investors in making an informed investment decision concerning the Company. Although the Company concluded that it was not “substantially dependent” on the Agreement for the reasons described above, it did elect to provide disclosure of the Agreement in its Form 10-K for the fiscal year ended December 31, 2021 in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Form 10-K.

The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods

Finally, the Company respectfully advises the Staff that it will continue to evaluate in future periods whether the Agreement rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, the Agreement might be considered a “material contract” within the meaning of Item 601(b)(10) in the event that the radiotherapeutics and related radio-imaging agents ever advance to preclinical studies or clinical trials, thereby increasing the likelihood that the Agreement will result in material revenue to the Company.

*    *    *    *

Securities and Exchange Commission

January 19, 2023

If you have any questions or further comments about this response, please contact me by email at mwilson@crinetics.com or by phone at 858-450-6464.

Sincerely,

Crinetics Pharmaceuticals, Inc.

By:	/s/ Marc J.S. Wilson
Name:	Marc J.S. Wilson
Title:	Chief Financial Officer

Cc:	R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Garlan Adams, Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP